Troutman Pepper Hamilton Sanders LLP Bank of America Plaza, 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308 troutman.com

May 10, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Strategic Wireless Infrastructure Fund II, Inc. Amendment No. 1 to Draft Registration Statement on Form S-11 Submitted February 13, 2024 CIK No. 0001868516

Ladies and Gentlemen:

This letter sets forth the confidential response of our client, Strategic Wireless Infrastructure Fund II, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 12, 2024, pertaining to the Amendment No. 1 to Draft Registration Statement on Form S-11 (the “Draft Registration Statement”), which was confidentially submitted to the Commission on February 13, 2024. The Company has prepared and confidentially submitted herewith Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”) in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Amendment No. 1 to Draft Registration Statement on Form S-11 Submitted February 13, 2024

General:

1.	Please address the following with respect to any properties that you own and rent to tenants under triple net leases.

•	Please clarify for us if any properties that you own and rent to tenants under triple net leases represent a significant asset concentration as of the date of your most recent audited balance audited balance sheet.

•	Within your response, please clarify for us how you assess significance.

•	Please tell us how you consider triple net leases that are leased to the same tenant or have the same guarantor in your assessment.

•	To the extent you determined such concentration exists, please revise your filing to include audited financial statements of the tenant or guarantor, or advise.

May 10, 2024 Page 2

Response: As of December 31, 2023, the date of the Company’s most recent audited balance sheet, the Company has 31 tenant leases, three of which are triple net leases to non-affiliated entities for two data center properties and the remaining tenant leases on the Company’s 18 cell tower assets are predominately modified gross leases with incremental expense reimbursements permitted above base year amounts.

As of December 31, 2023, the Company’s most significant triple net lease is a single tenant lease for a data center acquired in 2023 that is leased to a subsidiary of AT&T. The carrying value of this property’s assets represents approximately 11% of the Company’s total assets as of December 31, 2023 and does not meet the “significance” threshold of 20% presented within the SEC Financial Reporting Manual Section 2340.

When the Company considers all 31 tenant leases across all of its consolidated assets, then tenant asset concentrations still do not exist at any of the Company’s tenant relationships. Accordingly, all property asset carrying values have been allocated proportionally based on occupied units to each respective tenant and then aggregated for purposes of calculating the total assets occupied by any tenant and its affiliated entities. The Company’s largest asset concentration is with AT&T Inc. and its subsidiaries at 14.5% of the Company’s total assets. All other tenant asset concentrations across other carriers and their affiliated entities were less than 10% of the Company’s total assets as of December 31, 2023.

May 10, 2024 Page 3

Cover Page

3.             We note your disclosure that you will calculate NAV on a quarterly basis, but that the directors could determine to calculate NAV on a monthly basis. Please clarify the circumstances under which the board would make this determination and how much notice will be provided to shareholders regarding this shift in policy.

Response: The Company revised the disclosure on the cover page of the Prospectus to provide while it currently calculates its net asset value (“NAV”) on a quarterly basis, if the board of directors of the Company determines to calculate its NAV monthly instead of quarterly, the Company will file a prospectus supplement with the Commission at least thirty (30) days prior to implementing such change. Further, the Company’s template for monthly NAV disclosures is provided as Exhibit A hereto.

Prospectus Summary

What is Strategic Wireless Infrastructure Fund II, Inc.?, page 1

4.             We reissue prior comment 6. Please provide the appropriate cross reference to "Description of Capital Stock" and describe each class of shares and units offered in your private offerings and the rights associated with each security, including the rights to distributions from the Operating Partnership, the rights under your share repurchase program, and conversion and voting rights. Clarify the differences among each of these securities.

Response: The Company revised its disclosure on page 1 of the Prospectus under the heading “What is Strategic Wireless Infrastructure Fund II, Inc.” to include a cross-reference to the sections of the Prospectus entitled “Description of Capital Stock,” which describes the material terms of, and the rights associated with, the Company’s classes of common stock offered in the Company’s private offering. In addition, the Company revised its disclosure on page 1 of the Prospectus under the heading “What is Strategic Wireless Infrastructure Fund II, Inc.” to include a cross-reference to the section of the Prospectus entitled “Summary of Our Operating Partnership – Class P OP Units and Class PX OP Units,” which describes the material terms of, and the rights associated with, the Class P OP Units and Class PX OP Units offered in the Company’s private offering of Class P OP Units and Class PX OP Units.

Do your investment guidelines overlap...?, page 6

5.             We note your response to prior comment 7. As previously requested, please identify in the filing the affiliates that are currently raising funds and purchasing property.

Response: The Company revised its disclosure beginning on page 6 of the Prospectus under the heading “Do your investment guidelines overlap with the objectives or guidelines of any of the sponsor’s affiliates, and do any affiliates receive priority with respect to certain investments?” to note that no affiliated investment vehicles are currently raising funds and purchasing properties, but that fiber and wireless assets are offered to the Company’s joint venture with DataCom, LP, a Cayman Islands exempted limited partnership, or the DataCom Joint Venture, in accordance with the Company’s sponsor’s acquisition allocation policy.

May 10, 2024 Page 4

Risk Factors

We may pay distributions from sources other than cash flows... page 30

6.             Please also provide disclosure for the year ended December 31, 2023.

Response: The Company revised its disclosure in the risk factor entitled “We may pay distributions from sources other than our cash flow from operations, including, without limitation, the sale of or repayment under our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources” beginning on page 31 of the Prospectus under the section captioned “Risk Factors – Risks Related to An Investment in Strategic Wireless Infrastructure Fund II, Inc.” to include the sources of distributions for the year ended December 31, 2023.

Investments in Real Estate and Real Estate Debt

Investments in Real Properties, page 97

7.             Please clarify if your average effective rent takes into account tenant concessions and abatements.

Response: The Company revised footnote (1) to the property table on page 99 of the Prospectus under the section captioned “Investments in Real Estate and Real Estate Debt – Investments in Real Properties” to indicate that “average effective annual base rent per lease” is based on contractual rents and therefore excludes the impact of tenant concessions, such as free rent and tenant reimbursements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 143

8.             We note your disclosure on page 143 references the acquisition of a data center in Georgia and another in Ohio. The disclosure on page 98 and throughout your filing indicates such acquisitions were in Missouri and California. Please revise your filing for consistency or advise.

Response: The Company revised its disclosure in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 145 of the Prospectus to consistently disclose the locations of its data centers as Missouri and California.

9.             Please tell us and revise your filing to clarify the nature of the leases (e.g., triple net leases) for your cell tower properties.

Response: The Company revised its disclosure in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 144 of the Prospectus to clarify that the Company’s lessee arrangements primarily consist of ground leases for land under its cell towers and that the Company’s 31 tenant leases consist of three Data Center lease that are triple net, and predominately modified gross leases with certain recoverable expenses for the multi-tenanted Cell Towers.

May 10, 2024 Page 5

Liquidity and Capital Resources, page 146

10.           We note that you have negative cash flow from operating activity for all periods presented in your financial statements. Please revise your Management's Discussion and Analysis to disclose the specific sources of cash used to make dividend payments for all periods presented for which your dividends paid exceeded your cash flows from operating activity.

Response: The Company revised its disclosure in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Liquidity and Capital Resources” on page 147 of the Prospectus to disclose the sources of its distributions for the years ended December 31, 2023 and December 31, 2022.

MD&A

Liquidity and Capital Resources, page 146

11.           Please describe the material financial covenants in the Secured Credit Facility entered into on March 15, 2023. Also file this agreement as an exhibit.

Response: The Company revised its disclosure in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Liquidity and Capital Resources” beginning on page 147 of the Prospectus to provide the material financial covenants of the Secured Credit Facility. The Company also filed a copy of the Secured Credit Facility as Exhibit 10.11 to Amendment No. 2.

Prior Performance Summary, page 152

12.           We note your response to prior comment 10. Please update your disclosure through December 31, 2023. Additionally, we note that you have referred to the United States as a whole, rather than providing details on a regional basis. Further, please disclose any major adverse business developments or conditions experienced by any prior program, either public or nonpublic, that would be material to investors in this program. Please revise in accordance with Item 8 of Industry Guide 5.

Response: The Company revised its disclosure in the section captioned “Prior Performance Summary” beginning on page 155 of the Prospectus to reflect information through the year ended December 31, 2023, and to include information on a regional basis, in accordance with Item 8 of Industry Guide 5. The Company also revised its disclosure in the aforementioned section on page 155 of the Prospectus to note that although real estate programs in general are subject to being affected by the cyclical nature of the real estate market and general risks associated with investments in real estate, that, at this time, the Company is not aware of any major adverse business developments or conditions relative to the Prior Programs that would be material to investors in this offering.

May 10, 2024 Page 6

Consolidated Financial Statements as of and for the Nine Months ended September 30, 2023 and 2022

Notes to the Consolidated Financial Statements

Subsequent Events, page F-28

13.           We note your disclosure on page F-29 that the Datacom Joint Venture acquired two portfolios of cell towers. Please revise to disclose if you contributed any capital to the Datacom Joint Venture subsequent to September 30, 2023.

Response: The Company included in Amendment No. 2 its audited consolidated financial statements for the year ended December 31, 2023, and the related notes thereto, and in Note 15 entitled “Subsequent Events” beginning on page F-28, the Company disclosed the amount of capital the Company contributed to the DataCom Joint Venture subsequent to December 31, 2023. The Company hereby undertakes to include a similar subsequent event footnote in its future financial statements for which the DataCom Joint Venture is in effect.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 885-2546.

Sincerely,

/s/ Mary Katherine Rawls
Mary Katherine Rawls
Partner

May 10, 2024 Page 7

EXHIBIT A

TEMPLATE MONTHLY NAV DISCLOSURE

*****

STRATEGIC WIRELESS INFRASTRUCTURE FUND II, INC.

SUPPLEMENT NO. [ ] DATED [ ], 20XX

TO THE PROSPECTUS DATED [ ], 20XX

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Strategic Wireless Infrastructure Fund II, Inc. dated [ ], 20XX (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of [Month] 1, 20XX; and
•	to disclose the calculation of our [NAV month] [Last day], 20XX net asset value (“NAV”) per share for each class of our common stock.

[Month] 1, 20XX Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of [Month] 1, 20XX (and repurchases as of [Prior month] [Last day], 20XX) is as follows:

Transaction Price (per share)
Class T	$	[]
Class S	$	[]
Class D	$	[]
Class I	$	[]

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of [NAV month] [Last day], 20XX. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

[NAV month] [Last day], 20XX NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.strategicwirelessinfrastructurefundii.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined.

Our total NAV presented in the following table includes the NAV of our Class T, Class S, Class D, Class I and Class E common stock, as well as partnership interests of the Operating Partnership held by parties other than the Company.

May 10, 2024 Page 8

The following table provides a breakdown of the major components of our total NAV as of [NAV month] [Last day], 20XX ($ and shares in thousands):

Components of NAV	[NAV Month] [Last Day], 20XX
Investment in real estate	$	[]
Investment in Datacom		[]
Cash		[]
Due from affiliate		[]
Tenant and other receivables		[]
Prepaid and other assets, net		[]
Redemptions payable		[]
Accounts payable and accrued liabilities		[]
Due to affiliates		[]
Distributions payable		[]
Deferred rental revenue		[]
Loan payable		[]
Interest expense payable		[]
Accrued expense support repayment		[]
Accrued performance participation allocation		[]
Net Asset Value	$	[]

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of [NAV Month] [Last Day], 20XX ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class A Shares	Class AX Shares	Class I Shares	Class IX Shares	Third- party Operating Partnership Units(1)	Total
Net asset value	$	$	$	$	$	$
Number of outstanding shares/units
NAV Per Share/Unit as of , 2023	$	$	$	$	$	$

(1)	Includes the partnership interests of the Operating Partnership held by our advisor, Class P and Class PX unitholders, and other Operating Partnership interests held by parties other than us.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the[NAV Month] [Last Day], 20XX valuations, based on property types.

Property Type	Discount Rate		Exit Capitalization Rate
Cell Towers		%		%
Wireless Easements & Lease Assignments		%		%
Fiber Networks		%		%
Data Centers		%		%
Real Estate Related Assets		%		%
Telecommunications Infrastructure		%		%
Other		%		%

May 10, 2024 Page 9

These assumptions are determined by our advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Wireless Easements & Lease Cell Towers Investment Values		Assignments Investment Values		Fiber Networks Investment Values		Data Centers Investment Values		Real Estate-Related Telecommunications Assets Investment Values		Infrastructure Investment Values		Other Investment Values
Discount Rate	[0.25% decrease]		%		%		%		%		%		%		%
(weighted average)	[0.25% increase]		%		%		%		%		%		%		%
Exit Capitalization Rate	[0.25% decrease]		%		%		%		%		%		%		%
(weighted average)	[0.25% increase]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%

The following table presents our monthly NAV per share for each of the six classes of common stock:

Date	Class A	Class AX	Class D	Class DX	Class I	Class IX
, 20XX	$		$—	$		$
, 20XX	$		$—	$		$
, 20XX	$		$—	$		$
, 20XX	$		$—	$		$